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Caledonian Braves

@TheBravesFC

🏴󠁧󠁢󠁳󠁣󠁴󠁿 Playing in the @officialslfl ⚽ Giving football back to the fans 📈 Own a Wee Scottish Football Club 🌍 Creating a global community

💼 Sports, Fitness & Recreation   📍 Alliance Park

🔗 wefunder.com/cbfc/   📅 Joined July 2019

856 Following   **4 708** Followers

Posts	Replies	Highlights	Media	Likes

 **Caledonian Braves** @TheBravesFC · 1h   ···
🔥 Re-live the drama!

A five goal thriller at Alliance Park as the Braves progress in the cup.

Some cracking goals in there too!

Highlights available now! 🎥⤵️



 































21:08
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Caledonian Braves
2816 Photos & videos

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Caledonian Braves @Th... · 30/08/2023 ···

Now you've done it, @TheSavBananas...Fred Lasso has become French Lasso. 🇫🇷

Own a wee Scottish football club: wefunder.com/cbfc

4 · 1879

Caledonian Braves @Th... · 29/08/2023 ···

Fred Lasso is back for season 2! And he's coming with a message for @TheSavBananas... 👨🏻 🍌

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21:09
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Caledonian Braves
2816 Photos & videos

Posts | Replies | Highlights | **Media** | Likes

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Caledonian Braves @Th... · 24/08/2023
Founder Chris Ewing explains promotion/relegation in American sports terms. 🇺🇸

No offense Detroit Lions...As connoisseurs of bravery, we admire yours greatly. 🦁

Join our adventure to the top:
wefunder.com/cbfc

BRAVES
PREM
CHAMPIONSHIP
LEAGUE 1
LEAGUE 2
LOWLAND LEAGUE

3 · 1 · 15 · 2326

Caledonian Braves @Th... · 24/08/2023
JOIN THE BRAVES! 🏴󠁧󠁢󠁳󠁣󠁴󠁿

We're looking for photographers to help capture our matchdays/some training

Chris - The Braves Inbox - iCloud 7 July 2023 at 17:39

Braves FC - Own a Scottish Football Club 🏴󠁧󠁢󠁳󠁣󠁴󠁿🇺🇸⚽

Hey !!

I hope all is well.

As some of you may know my life changed in June 1994 as a 15 year old kid from Glasgow,Scotland, I laid eyes upon New York City and all its splendour. I was there with my dad to watch my cousin play for Ireland in the W

I fell in love with the city straight away and promised myself that I would come back to live one day. Fortunately enough I did when had that opportunity through my first love: football (soccer ⚽ 😃) when I was awarded so scholarships at Adelphi University, then Tampa, Florida. If you're on the mail, then the chances are that I met you in NY or Tampa

The USA and soccer played a part in making me the man I am today and now and if you're receiving this mail, then I want to give you an opportunity to be part of my very own soccer project.

In 2019 I created my own semi pro soccer club called Caledonian Braves FC, playing in the Scottish 5th Division.

Today I m launching a unique ownership opportunity that will see Caledonian Braves become community owned....... And I want you to be a part of it !!

For as little as 100$ you can co own a professional sports franchise in Scotland. Together we can grow the club and rise up through the Scottish pyramid.

It would really mean a lot to me if you could take some time to have a look at our WeFunder page and share with your friends

www.WeFunder.com/CBFC

I m really excited about the future of the club and would love for you to join me.
Go Braves !!

Cheers
ChrisEwing 🇺🇸🏴󠁧󠁢󠁳󠁣󠁴󠁿⚽
www.caledonianbraves.com











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